News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Publishes First Integrated Report and Hosts Interactive AGM Today

May 25, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) continues to enhance accessibility and expand on traditional reporting formats by hosting a live-broadcast of its Annual General Meeting on May 25, 2011 starting at 2pm PST (5pm EST) and releasing its first Integrated Report.

“NovaGold recognizes that financial, social and environmental performance are all important to the Company’s success,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “This new reporting format outlines our commitments and performance in all of these areas, and we hope to expand accessibility and transparency through the Integrated Report process and also with this year’s interactive AGM.”

Annual General Meeting

The Company is offering an interactive format for this year’s AGM, with a live webcast and video of the event including an opportunity for listeners to ask questions on the phone or online. Shareholders are also welcome to attend the meeting in person at the Pan Pacific Hotel, Coal Harbour Room, 999 Canada Place, Vancouver, BC, Canada.

NovaGold Annual General Meeting
Wednesday, May 25 at 2pm PST (5pm EST)
Webcast: www.novagold.net
North American callers: 1-866-212-4491
International callers: 416-800-1066

Integrated Report

NovaGold’s 2010 Integrated Report brings together material previously contained in two separate publications, presenting for the first time an integrated picture of the Company’s financial, social and environmental performance. The report demonstrates how NovaGold works to create value for its shareholders, employees, business partners and local communities while focusing on safety and environmental sustainability.

Highlights of the report include:

  Snapshot of 2010 corporate performance and achievements and outlook for 2011
  Safety performance, with zero loss-time incidents at all properties
  Environmental performance
  Financial and share price performance
  Project achievements in 2010 and outlook for 2011
  Community commitments to hire locally and support local businesses
  Investments in community initiatives
  Investments in environmental initiatives and site reclamation
  Rock Creek case study summarizing 2010 progress
  New Gold4Green program encouraging employee innovation and participation in sustainability initiatives

NovaGold’s 2010 Integrated Report was prepared using Global Reporting Initiative (GRI) G3 Guidelines and NovaGold believes the report meets the GRI criteria for B-level reporting. The report is available for download at www.novagold.net or will be mailed by request sent to info@novagold.net.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Rhylin Bailie
Director, Communications & Investor Relations

604-669-6227 or 1-866-669-6227

NovaGold Resources Inc.